[Translation]

                                                                February 3, 2009

To Whom It May Concern:
                                        Company Name: Kanto Auto Works, Ltd.
                                        Name and Title of Representative:
                                          Tetsuo Hattori, President
                                        (Code Number: 7223
                                          The first sections of the Tokyo
                                          Stock Exchange and the Nagoya Stock
                                          Exchange)
                                        Name and Title of Contact Person:
                                          Shunichi Sano
                                          Managing Officer, General Manager,
                                          Accounting Division
                                        Telephone Number: 055-996-2000
                                        (The Parent Company of Kanto
                                          Auto Works, Ltd.)
                                        Company Name: Toyota Motor Corporation
                                        Name and Title of Representative:
                                          Katsuaki Watanabe, President
                                        (Code Number: 7203
                                          Securities exchanges throughout Japan)


  Notice Concerning Amendments to the Business Projections for Fiscal Year 2009
  -----------------------------------------------------------------------------

Based on the recent business results of Kanto Auto Works, Ltd. (the "Company"), we hereby announce the following amendments to the consolidated and unconsolidated business projections for Fiscal Year 2009 disclosed on December 22, 2008.

1. Amendments to the consolidated business projections for Fiscal Year 2009 (April 1, 2008 through March 31, 2009)
                                                           (Amount: million yen)

------------------------- -------------- ---------------- --------------- ---------- --------------
                                Net         Operating        Ordinary        Net     Net income per
                             revenues         income          income        Income     share (yen)
------------------------- -------------- ---------------- --------------- ---------- --------------
Previous projections (A)         652,000            2,500           2,000      1,200          17.28
------------------------- -------------- ---------------- --------------- ---------- --------------
New projections (B)              620,000                0          -1,000     -1,500         -21.61
------------------------- -------------- ---------------- --------------- ---------- --------------
Amount changed
(B - A)                          -32,000           -2,500          -3,000     -2,700         -38.89
------------------------- -------------- ---------------- --------------- ---------- --------------
% of change                        -4.9%          -100.0%              --         --             --
------------------------- -------------- ---------------- --------------- ---------- --------------
(Reference)
Actual results
for Fiscal Year 2008             799,706           16,702          16,862      9,930         142.64
------------------------- -------------- ---------------- --------------- ---------- --------------

2. Amendments to the unconsolidated business projections for Fiscal Year 2009 (April 1, 2008 through March 31, 2009)
                                                           (Amount: million yen)

------------------------- -------------- ---------------- --------------- ---------- --------------
                                Net         Operating        Ordinary        Net     Net income per
                             revenues        income           income        income     share (yen)
------------------------- -------------- ---------------- --------------- ---------- --------------
Previous projections (A)         619,000            1,200           2,400      1,700          24.47
------------------------- -------------- ---------------- --------------- ---------- --------------
New projections (B)              590,000             -900               0       -400          -5.76
------------------------- -------------- ---------------- --------------- ---------- --------------
Amount changed
(B - A)                          -29,000           -2,100          -2,400     -2,100         -30.23
------------------------- -------------- ---------------- --------------- ---------- --------------
% of change                       -4.7%                --         -100.0%         --             --
------------------------- -------------- ---------------- --------------  ---------- --------------
(Reference)
Actual results
for Fiscal Year 2008             739,456           15,456         16,403      10,037         144.17
------------------------- -------------- ---------------- --------------  ---------- --------------


3.  Reasons for the Amendments

     Among the figures for consolidated and unconsolidated business results for Fiscal Year 2009, both net revenues and the profits are projected to fall below the previously announced projected figures, due to further decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company.

     (Note) The prospective figures for the business results stated above are based upon information that is currently in the Company's possession and upon certain premises that the Company deems reasonable. The Company's actual future performance or other similar results could differ materially from those discussed above, due to various factors.